Interbrew

THE WORLD'S LOCAL BREWER

RECEIVED

2004 MAY -4 P 12:17

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By cour[redacted]

04024801

Leuven, 28 April 2004

SUPPL

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.24.75.32, fax: +32.16.24.78.96, e-mail: Catherine.noirfalisse@interbrew.com.

Very truly yours,

PROCESSED
MAY 05 2004
THOMSON FINANCIAL

pp. Catherine Noirfalisse
Senior Vice President Legal

Enclosure: press release

N.V. Interbrew S.A.
Correspondentieadres
Vaartstraat 94
3000 Leuven
Tel: +32 16 31 57 69
Fax: +32 16 31 59 69

Maatschappelijke Zetel / Siège Social
Grote Markt 1 / Grand Place 1
1000 Brussel / Bruxelles
H.R. Bruss / R.C. Brux. 478.821
BTW / TVA BE 417.497.106

Fortis 230-0040905-88
BBL 330-0017971-80
KBC 482-9036171-05

PRESS RELEASE

Stella Artois® pouring promotional deal with Twentieth Century Fox International for Emmerich's Day After Tomorrow

Brussels, 28 April 2004

Twentieth Century Fox International and Stella Artois® are delighted to announce that they have joined forces on a worldwide promotion to launch the release of Roland Emmerich's highly-anticipated THE DAY AFTER TOMORROW.

Adopting the film's tagline: Where Will You Be? THE DAY AFTER TOMORROW, the promotion offers Stella Artois® consumers a once-in-a-lifetime opportunity to be cast in a walk-on part in an upcoming Fox film. The promotion will focus on different types of beer packaging - over 5 million units - across more than a dozen countries, including Singapore, Ukraine, France, Spain, Italy, Bulgaria and Belgium.

Contestants in participating countries can log on to the Stella Artois® website (www.StellaArtoisScreen.com) to participate in a movie trivia contest. A number of weekly prizes will be distributed to winners from all participating countries. Local competition winners will be flown to the Cannes Film Festival to take part in a casting event with an official jury. The ultimate winner will win the walk-on role in a forthcoming Fox film, the title of which will be announced at Cannes.

"THE DAY AFTER TOMORROW promises to be the event film of the year and we are proud to be a part of it," said Ann Vereecken, Global Brand Director Stella Artois®. "Our promotion enables Stella Artois Screen® to further develop its preferred partnership with Fox, as well as our partnership of the Cannes Film Festival. We thereby heighten the awareness for the film and for Interbrew's premium brand, Stella Artois®."

Fox's Kate Bradford, Director of European Promotions added, "This deal presents a great opportunity for us to showcase our global release of THE DAY AFTER TOMORROW through the well-known and reputable brand of Stella Artois®. With the strong presence of the Stella Artois® brand in these markets, we are certain that this promotion will help the film reach an even larger, broader audience."

In Independence Day, Emmerich brought you the near destruction of the earth by aliens. Now, in THE DAY AFTER TOMORROW, the enemy is an even more devastating force: nature itself. In this special-effects packed, highly anticipated event motion picture, an abrupt climate change has cataclysmic consequences for the entire planet.

THE DAY AFTER TOMORROW has its opening day-and-date around the world on May 28th 2004.

Via its global sponsorship platform, Stella Artois Screen®, Interbrew's global flagship brand Stella Artois® is dedicated to sharing a passion for film with the world's movie lovers. It is returning to the Cannes Film Festival (May 12-23, 2004) for the third year running as an Official Partner. The current joint promotion with Fox is part of an ongoing preferred partnership.

The global on-line contest is based on CineMulti-Match, a fun—some say addictive—game. Visit www.StellaArtoisScreen.com to test your movie-trivia skills.

Twentieth Century Fox International is a unit of Fox Filmed Entertainment, a segment of Fox Entertainment Group

Interbrew is a publicly traded company (INTB – Euronext) based in Belgium. The company's origins date back to 1366, and today it is one of the leading global brewers. Interbrew's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted acquisitions, and by putting its consumers first. Interbrew has a portfolio of more than 200 brands, including Beck's®, Stella Artois®, Leffe®, Hoegaarden®, Staropramen® and Bass®. It employs nearly 50,000 people, and runs operations in 21 countries across the Americas, Europe and Asia Pacific. In 2003, the company realized a net turnover of more than 7 billion euro.

Recently, Interbrew and Companhia de Bebidas das Américas (AmBev), the world's fifth-largest brewer, agreed to establish InterbrewAmBev, the world's premier brewer, with a global market share of 14%. This combination will have an unparalleled global platform, capturing the number one or number two position in twenty key beer markets—more than any other brewer. InterbrewAmBev will focus its activities on Beck's®, Brahma® and Stella Artois®, its three global flagship brands.

The closing of the InterbrewAmBev combination has yet to occur.

Stella Artois®, the timeless gold standard of supreme quality and worth, is a pils beer with Belgian roots dating back to 1366. Today, Stella Artois®, one of Interbrew's flagship brands, is the fastest growing international premium brand, sold in over 120 countries worldwide, representing 9 m hl in 2003. Visit www.StellaArtoisScreen.com to discover the sponsoring platform and activities of Stella Artois®.

Visit us on our website www.interbrew.com for more information.

Contact information Interbrew

Marianne Amssoms
Corporate Media Relations Director
Tel: +32 16 31 57 69
Fax: +32 16 31 59 69
E-mail: marianne.amssoms@interbrew.com

Contact information 20th Century Fox

Kate Bradford
Director – European Promotions
Tel: +44 (0) 207 314 70 06
Fax: +44 (0) 207 753 00 10